Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2018 Financial Results

●	Cash, Cash Equivalents and Short-Term Bank Deposit of $67.6 million and No Debt

●	Reiterating 2018 revenue guidance of $33-$35 million

TEL AVIV, Israel – November 7, 2018 − RADCOM Ltd. (NASDAQ: RDCM), today reported its financial results for the third quarter ended September 30, 2018.

“RADCOM continues to be a leading player in Network Function Virtualization. We are delivering successfully on our project commitments and operators continue to benefit from our advanced cloud-native technology” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “The Company continues to support its existing customers, advance its R&D activities, and focus its sales efforts on top-tier operators. Our strong balance sheet enables our continued investment in innovative technology designed to meet the needs of our leading clients and the forthcoming transition to NFV and 5G.”

Third Quarter 2018 Financial Highlights:

●	Revenues: Total revenues for the third quarter were $8.5 million, down 12% compared to $9.6 million in the third quarter of 2017.

●	Net Income: GAAP net income for the period was $0.6 million, or $0.05 per diluted share, compared to GAAP net income of $1.2 million, or $0.10 per diluted share for the third quarter of 2017.

●	Non-GAAP Net Income: Non-GAAP net income for the period was $1.0 million, or $0.07 per diluted share, compared to non-GAAP net income of $1.7 million, or $0.14 per diluted share for the third quarter of 2017.

Both GAAP and non-GAAP results for the third quarter of 2018 included a $528,000, or $0.04 per diluted share, benefit related to grants from the Israel Innovation Authority compared to $155,000, or $0.01 per diluted share, in the third quarter of 2017.

●	Balance sheet: As of September 30, 2018, the Company had cash, cash equivalents and short-term bank deposit of $67.6 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-229-7198

From other locations: +972-3-918-0687

For those unable to listen to the call at the time, a replay will be available from November 8th on RADCOM’s website.

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For all investor enquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, and provides on-demand functionality that is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2018, continued investment in technology to meet the needs of its clients and transition to NFV as well as success in focusing on sales to top-tier operators, it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statement of Operations

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$8,519	$9,645	$30,061	$26,602
Cost of revenues	1,660	3,163	7,427	7,828
Gross profit	6,859	6,482	22,634	18,774

Research and development, gross	3,933	2,280	11,429	7,507
Less - royalty-bearing participation	528	155	1,282	467
Research and development, net	3,405	2,125	10,147	7,040
Sales and marketing, net	2,401	2,333	8,725	8,219
General and administrative	657	991	2,647	3,149
Total operating expenses	6,463	5,449	21,519	18,408
Operating income	396	1,033	1,115	366
Financial income, net	282	175	655	325
Income before taxes on income	678	1,208	1,770	691
Taxes on income	(44)	(25)	(57)	(48)

Net income	$634	$1,183	$1,713	$643

Basic net income per ordinary share	$0.05	$0.10	$0.13	$0.05
Diluted net income per ordinary share	$0.05	$0.10	$0.12	$0.05

Weighted average number of ordinary shares used in computing basic net income per ordinary share	13,701,844	11,747,443	13,600,849	11,698,246

Weighted average number of ordinary shares used in computing diluted net income per ordinary share	13,916,306	12,070,080	13,851,324	12,018,658

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
GAAP gross profit	$6,859	$6,482	$22,634	$18,774
Stock-based compensation	25	67	102	134
Non-GAAP gross profit	$6,884	$6,549	$22,736	$18,908

GAAP research and development, net	$3,405	$2,125	$10,147	$7,040
Stock-based compensation	210	97	621	339
Non-GAAP research and development, net	$3,195	$2,028	$9,526	$6,701

GAAP sales and marketing, net	$2,401	$2,333	$8,725	$8,219
Stock-based compensation	121	122	583	394
Non-GAAP sales and marketing, net	$2,280	$2,211	$8,142	$7,825

GAAP general and administrative	$657	$991	$2,647	$3,149
Stock-based compensation	10	200	402	859
Non-GAAP general and administrative	$647	$791	$2,245	$2,290

GAAP total operating expenses	$6,463	$5,449	$21,519	$18,408
Stock-based compensation	341	419	1,606	1,592
Non-GAAP total operating expenses	$6,122	$5,030	$19,913	$16,816

GAAP operating income	$396	$1,033	$1,115	$366
Stock-based compensation	366	486	1,708	1,726
Non-GAAP operating income	$762	$1,519	$2,823	$2,092

GAAP income before taxes on income	$678	$1,208	$1,770	$691
Stock-based compensation	366	486	1,708	1,726
Non-GAAP income before taxes on income	$1,044	$1,694	$3,478	$2,417

GAAP net income	$634	$1,183	$1,713	$643
Stock-based compensation	366	486	1,708	1,726
Non-GAAP net income	$1,000	$1,669	$3,421	$2,369

GAAP net income per diluted share	$0.05	$0.10	$0.12	$0.05
Stock-based compensation	0.02	0.04	0.12	0.15
Non-GAAP net income per diluted share	$0.07	$0.14	$0.24	$0.20

Weighted average number of shares used to compute diluted net income per share	13,916,306	12,070,080	13,851,324	12,018,658

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	September 30, 2018	December 31, 2017
	(unaudited)
Current Assets
Cash and cash equivalents	$27,576	$22,575
Restricted bank deposit	-	36
Short-term bank deposit	40,000	40,000
Trade receivables, net	18,485	20,266
Inventories	350	1,199
Other receivables	1,733	2,685

Total Current Assets	88,144	86,761

Severance pay fund	3,103	3,052

Other long-term receivables	302	172

Property and equipment, net	1,841	1,924

Total Assets	$93,390	$91,909

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	$1,539	$1,828
Deferred revenues	811	2,601
Employee and payroll accruals	3,403	4,062
Other payables and accrued expenses	1,796	3,428

Total Current Liabilities	7,549	11,919
Long-Term Liabilities
Deferred revenues	100	21
Accrued severance pay	3,600	3,573

Total Long-Term Liabilities	3,700	3,594

Total Liabilities	$11,249	$15,513

Shareholders’ Equity
Share capital	$642	$628
Additional paid-in capital	135,274	131,491
Accumulated other comprehensive loss	(2,622)	(2,520)
Accumulated deficit	(51,153)	(53,203)

Total Shareholders’ Equity	82,141	76,396

Total Liabilities and Shareholders’ Equity	$93,390	$91,909

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